SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. ACCORDINGLY, THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. IN ADDITION, THE SECURITIES CANNOT BE SOLD OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE APPLICABLE STATE SECURITIES OR BLUE SKY LAWS, AND COMPLIANCE WITH THE PROVISIONS OF THE SHAREHOLDER AGREEMENT ENTERED INTO BETWEEN THE COMPANY AND THE INVESTOR. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR THE PRIVATE PLACEMENT MEMORANDUM TO WHICH THIS SUBSCRIPTION AGREEMENT IS ATTACHED. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT OR THE PRIVATE PLACEMENT MEMORANDUM (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED

IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION CONTAINED IN THE OFFERING MATERIALS MAY CHANGE OR VARY AFTER THE LAUNCH DATE. THE COMPANY UNDERTAKES TO MAKE AVAILABLE TO EVERY INVESTOR DURING THE COURSE OF THIS TRANSACTION AND PRIOR TO THE SALE OF SECURITIES THE OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY CONCERNING THE TERMS AND CONDITIONS OF THE OFFERING AND TO OBTAIN ANY APPROPRIATE ADDITIONAL INFORMATION NECESSARY TO VERIFY THE ACCURACY OF THE INFORMATION CONTAINED IN THE OFFERING MATERIALS.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: Lawrenceville Plasma Physics, Inc.
        128 Lincoln Blvd.
        Middlesex, NJ 08846-1022

Ladies and Gentlemen:

1. Subscription.

(a) The undersigned ("**Subscriber**") hereby irrevocably subscribes for and agrees to purchase Class B Non-Voting Common Stock (the "**Securities**"), of Lawrenceville Plasma Physics, Inc., a New Jersey corporation (the "**Company**"), at a purchase price of $150.00 per share (the "**Per Security Price**"), upon the terms and conditions set forth herein.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of Form C (the "**Offering Materials**") and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect, except for Section 5 hereof, which shall remain in force and effect.

2. Purchase Procedure.

(a) Payment.
The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of New Jersey. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(c) Authority for Agreement.   The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(d) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation D or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder (including internal authorizations) have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the offering of the Securities has not been registered under the Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement. Subscriber understands that the Securities are "restricted securities" as that term is defined by Rule 144 under the Act, and that Subscriber may only resell such Securities in a transaction registered under the Act or subject to an available exemption therefrom, and in accordance with any applicable state securities laws. In the event of any such resale, the Company may require an opinion of counsel satisfactory to the Company. Subscriber acknowledges that any physical certificate representing the Securities may bear a legend to this effect. Notwithstanding the foregoing, the Company is not required to issue a physical share certificate representing the Shares.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.

(e) Company Information. The Subscriber has read the Offering Materials, including the section titled "Risk Factors" (If applicable). Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering

Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representatives, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(f) <u>Valuation.</u> The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(g) <u>No Brokerage Fees</u>. There are no claims for brokerage commission, finders' fees or similar compensation in connection with the transactions contemplated by this Subscription Agreement or related documents based on any arrangement or agreement binding upon Subscriber. The undersigned will indemnify and hold the Company harmless against any liability, loss or expense (including, without limitation, reasonable attorneys' fees and out-of-pocket expenses) arising in connection with any such claim.

(h) <u>Foreign Investors</u>. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. <u>Indemnity</u>. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of New York.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN NEW YORK, NEW YORK, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 8 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT HAS REVIEWED THIS WAIVER WITH ITS LEGAL COUNSEL, AND THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS FOLLOWING CONSULTATION WITH LEGAL COUNSEL. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7. Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to:
LAWRENCEVILLE PLASMA PHYSICS, INC.
128 Lincoln Blvd.
Middlesex, NJ 08846-1022

If to a Subscriber, all communication must be sent to the respective parties at their address as recorded by Wefunder, and/or as set forth on the signature page, or to such address, facsimile number or electronic mail address as subsequently modified by written notice.

8. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the

Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

(m) The Securities may not be sold or otherwise transferred, except in compliance with the applicable state securities or blue sky laws, compliance with federal securities laws, and compliance with the Shareholder Agreement entered into between the investor and the Company.

[*SIGNATURE PAGE FOLLOWS*]

IN WITNESS WHEREOF, the parties have executed this agreement as of ___[EFFECTIVE DATE]_____ .

Number of Shares: __[SHARES]_____

Aggregate Purchase Price: __$[AMOUNT]_____

COMPANY:

LAWRENCEVILLE PLASMA PHYSICS, INC.
_____

Founder Signature
_____

Name: ___[FOUNDER_NAME]_____

Title: ___[FOUNDER_TITLE]_____

Read and Approved (For IRA Use Only):

SUBSCRIBER:

_____

Investor Signature

By: _____   By:_____

Name: ___[INVESTOR NAME]_____

Title: ___[INVESTOR TITLE]_____

The Subscriber is an "accredited investor" as that term is defined in Regulation D promulgated by the Securities and Exchange Commission under the Securities Act. The Subscriber is a resident of the state set forth herein.

Please indicate Yes or No by checking the appropriate box:

[   ] Accredited

[X] Not Accredited

Shareholders Agreement

(Version Dec. 2011)

THIS **SHAREHOLDERS AGREEMENT** ("Agreement") is made and entered into as of the date set forth in the signature page hereto, by and between Lawrenceville Plasma Physics, Inc., a New Jersey corporation (the "Company"), and each of the shareholders identified on the execution page of this agreement (individually, a "Shareholder" and, collectively, the "Shareholders").

RECITALS:

This Agreement is made with reference to the following facts:
A. The Company was formed on May 19, 2003, for the purpose of conducting experiments on fusion reactions, with the intent of creating a working prototype fusion reactor, as well as any other purpose allowed under New Jersey law.
B. The Company has authorized capital consisting of two classes of stock, twenty shares of Class A common stock with voting rights ("Class A Stock") and 400,000 shares of Class B common non-voting stock ("Class B Stock").
C. The Shareholders own one hundred percent (100%) of the presently issued and outstanding shares of the capital stock of Company.
D. The Shareholders desire to enter into this Agreement for the purpose of making provision for the future disposition of the shares of the Company's capital stock.

NOW, THEREFORE, in consideration of the foregoing and other good and valuable consideration, the sufficiency of which is hereby acknowledged, the parties agree as follows:
1. **Principal Office.** The Company's principal office is at 128 Lincoln Blvd., Middlesex, New Jersey, 08846-1022, USA.
2. **Directors.** The Company shall initially have a one-person Board of Directors (the "Board") consisting of Eric Lerner, and the directors shall be elected as permitted and required under the Company's bylaws ("Bylaws").
3. **Officers.** The Board shall choose duly constituted officers of the Company in compliance with the Bylaws.
4. **Ownership of Stock and Stock Rights.** Company stock is divided into two classes of common stock: Class A Stock with voting rights, and Class B Stock, which does not have any voting rights. The Company shall not issue any dividends, rights or compensation other than, voting rights, in any different proportions to the Class A Stock than to the Class B stock. Exhibit A sets forth the Company's current capitalization.
5. **Additional Investment Price Protection.** In 2008, the Company received an investment that involved issuing 27,500 shares of Class B Stock at a cost of $20 per share, for a total investment of $550,000 ("Additional Investment"). Previous Class B Shareholders of record as of October 1, 2008 who signed this Agreement, except Eric Lerner and Jeannette Gabriel, received five additional shares of Class B Stock for each Class B share that they held of record on October 1, 2008. All shares of capital stock of the Company acquired by the investor(s) providing the Additional Investment, as well as any Shareholders or any transferee of a Shareholder acquiring shares pursuant to this section, are subject to all the terms and restrictions of this Agreement.
6. **Anti-Dilution Protection and Pre-emptive Rights.** In addition to the provisions set forth in

Section 5 above and in the event that the Company authorizes additional shares of Class B Stock, the Class B Shareholders shall be issued additional shares in the amount necessary to keep their percentage of Class B Stock ownership with respect to the Class B Stock authorized (not outstanding) the same as it was before the additional shares were authorized. In the event that the Company offers any Class B Stock to any additional investors other than the Additional Investment in Section 5, above, each of the then current Shareholders of Class B Stock shall have a preemptive right to purchase its pro rata share of all additional Class B Stock during the time periods and under the same terms and conditions as offered to the potential additional investors. For this purpose, each Shareholder's pro rata share is equal to the ratio of (a) the number of shares of Class B Stock which such Shareholder is a holder or would be a holder upon conversion or exercise of any options it holds at the time notice of the proposed issuance of such additional shares of Class B Stock to (b) the total number of Class B Stock outstanding immediately prior to the issuance. If the Company proposes to issue any additional Class B Stock, it shall give each Shareholder written notice of its intention, describing the additional stock and the price and other terms and conditions upon which the Company proposes to issue the same. Each Shareholder shall be given the right to purchase its pro rata share of the additional shares on the terms and conditions specified in the notice by giving written notice to the Company. Each shareholder shall have thirty (30) days in order to inform the Company whether it will participate in the additional offer of shares and failure to provide the Company with such notice shall allow the Company to proceed with the offering to the other potential investors. The Company shall have one hundred twenty (120) days after the end of the aforementioned thirty (30) day period to sell the additional Class B Stock in respect of which the Shareholder's rights were not exercised, at a price not lower and upon terms and conditions not more favorable to the purchasers thereof than specified in the Company's notice to the Shareholders. If the Company has not sold such additional Class B Stock within one hundred twenty (120) days after the end of the aforementioned thirty (30) day period, the Company shall not thereafter issue or sell any additional Class B Stock without first offering such securities to the Shareholders in the manner provided above. Notwithstanding the foregoing, the Company shall not be required to offer or sell any additional Class B Stock to any Shareholder if doing so would cause the Company to be in violation of applicable securities law by virtue of such offer or sale.

Notwithstanding the foregoing paragraph, in the event that any options or shares of Class B stock are given to any contractor or Shareholder in return for services, the preemptive rights set forth above shall not apply to the issuance or exercise of any such warrants or the issuance of stock related to provision of such services. Except for the protections described in this Section 5, no Shareholder shall have any pre-emptive rights except for any such rights explicitly set forth in this Agreement or in a subsequent written agreement.

7. **Death or Disability.** In the event that a Shareholder (i) dies or (ii) is totally physically or mentally disabled for a period of 180 consecutive days, or (iii) a legal guardian or other similar custodian is appointed for the benefit of or on behalf of such Shareholder, all shares owned by such Shareholder shall pass to the Shareholder's estate, legal guardian or custodian, as the case may be.

8. **Restrictions Upon Transfer.** None of the Class B Stock may be sold, transferred or otherwise disposed of nor shall they be pledged or otherwise hypothecated by any Shareholder as long as the Company has the right hereunder to repurchase such shares as described in this Agreement without first offering such shares to the Company as set forth in this Agreement. Notwithstanding such restrictions, however, so long as any Shareholder is the owner of the shares, or any portion thereof, he or she shall be entitled to receive all dividends, if any, declared on the Class B Stock.

9. **Right of First Refusal.** Except as set forth in Sections 7 and 8 above, neither any Shareholder nor his or her heirs, personal representatives, successors, or assigns, shall have the right at any time of

such ownership to sell or transfer any portion of his or her Class B Stock unless:

(a) **Offer to the Company.** The selling Shareholder shall deliver a written notice to the Company, stating the price, terms, and conditions of the proposed sale or transfer, the shares to be sold or transferred, and the identity of the proposed transferee ("Seller's Notice"). Within thirty (30) days after receipt of the Seller's Notice, the Company shall have the right to purchase all, but only all, of the Class B Stock so offered at the price and on the terms and conditions stated in the Seller's Notice.

(b) **Offer to Other Shareholders.** If the selling Shareholder's Class B Stock is not purchased by the Company, the selling Shareholder shall deliver Seller's Notice to the then current Shareholders of Class B Stock of the Company. Within thirty (30) days after receipt of the Seller's Notice, the Shareholders of Class B Stock shall have the right, but not the obligation, to purchase the Class B Stock, pro rata, offered at the price and on the terms and conditions stated in the Seller's Notice. At the expiration of the thirty (30) day period referenced above, if certain Shareholders of Class B Stock of the Company choose not to purchase their pro rata share of the Class B Stock, the other Shareholders of Class B Stock who have purchased their pro rata share of the Class B Stock will receive notice of the remaining balance of shares that have not been purchased by the Shareholders. At that time, Shareholders of Class B Stock will have the right, but not the obligation, to purchase the remaining balance of Class B Stock, pro rata, within thirty (30) days of receiving notice of the remaining balance of Class B Stock from seller.

(c) **Transfer to Third Parties.** If the selling Shareholder's shares are not purchased in their entirety by the Shareholders of Class B Stock, then the selling Shareholder may dispose of the remaining Class B Stock for sale to any person or persons, but only within a period of one hundred twenty (120) days from the date of the Seller's Notice. However, the selling Shareholder shall not sell or transfer any of the Class B Stock for sale at a lower price or on terms more favorable to the purchaser or transferee than those specified in the Seller's Notice. After the one hundred twenty (120) day period, the procedure for first offering to the Company shall again apply.

(d) **Transfer by Gift or Death.** The requirement of this Section 9 that no transfer of the Shareholder's Class B Stock shall be valid until it is first offered to the Company shall not apply to transfers by inter vivos gift or by intestate succession or testamentary disposition on the Shareholder's death and such transfers shall be governed by Section 7 above. However, any subsequent transfer by the donee, estate, representative or beneficiary must be made in accordance with the provisions of this Section 9 and other applicable provisions of this Agreement.

(e) **Transfer to Affiliate.** The requirement of this Section 9 that no transfer of the Shareholder's Class B Stock shall be valid until it is first offered to the Company shall not apply to transfers by a Shareholder that is an entity to an affiliate of such Shareholder subject to the written consent of the Company, which consent shall not be unreasonably withheld. For the purposes of this subsection, "affiliate" shall mean any firm, corporation (including, without limitation, service corporation and professional corporation), partnership (including, without limitation, general partnership, limited partnership and limited liability partnership), limited liability company, joint venture, association, business trust or other similar entity that: (i) now or in the future, directly or indirectly, controls, is controlled with or by or under common control with a Shareholder that is an entity; (ii) is acquired, managed, operated, governed or supervised by a Shareholder that is an entity, whether by membership, stock ownership, joint operating agreement or other substantial relationship; or (iii) is designated in this Agreement as an affiliate of a Shareholder that is an entity. For purposes of the foregoing, "control" shall mean, with respect to: a corporation, the ownership, directly or indirectly, of fifty percent (50%) or more of the voting power to elect directors thereof, or, for the purposes of foreign corporations, if less than fifty percent (50%), the amount allowed by applicable law; and any other entity, the power to direct the management of such entity.

10. **Required Consent.** Notwithstanding anything to the contrary set forth in this Agreement, the consent of each of the three Class B Shareholders holding the largest percentage of the Class B Stock other than Eric Lerner and Jeannette Gabriel at the time of such consent shall be required for the Company to:

(i) increase the aggregate annual compensation received by any Class A shareholder employed by the Company above an amount greater than x as set forth in the following formula:

$$x = \$200,000 (1.05)_N (CPI/CPI2008),$$

where N is the number of years elapsed from the date of this Agreement to the date of any such increase in compensation, CPI is the Consumer Price Index most recently published at the date of any such increase, and CPI 2008 is the Consumer Price Index most recently published at the date of this Agreement;

(ii) enter into any agreement, transaction, commitment or arrangement with any Affiliate (as defined below) with a value in excess of $5,000, except agreements, transactions and arrangements for compensation consistent with the terms of clause (i) of this Section and such other agreements, transactions, commitments and arrangements entered into on an arm's-length basis on terms that are fair and reasonable to the Company;

(iii) increase the number of authorized shares of Class A Stock or Class B Stock; and SHAREHOLDER

(iv) authorize or create additional classes of stock beyond the Class A Stock and Class B Stock currently authorized.

For purposes of this Section, "Affiliate" shall mean (i) any Class A Shareholder, (ii) any individual related by blood, marriage or adoption to any Class A Shareholder, (iii) any trust for the benefit of any person specified in clauses (i) or (ii) and (iv) any corporation, partnership or other entity which controls, is controlled by or is under common control with any person specified in clauses (i), (ii) and (iii), except any direct or indirect subsidiary of the Company.

11. **Transfer of Class A shares**. Class A shares may not be sold or transferred for consideration. Transfer of any of the shares may occur only with the unanimous written consent of all Class A shareholders or as set forth in Section 7.

12. **Legends Imprinted on Certificates.** By execution of this Agreement, the Shareholder indicates his/her agreement to the repurchase rights of the Company, the restrictions on resale and the rights of first refusal described in Sections 7, 8 and 9 of this Agreement. The Shareholder also acknowledges that neither the issuance nor the resale of the Shares has been registered or qualified under applicable federal or state securities laws.

The Shareholder agrees that the following legends will be imprinted on each certificate representing Shares restricted from resale under paragraphs 7, 8 and 9 of this Agreement:

THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED, SOLD, PLEDGED, HYPOTHECATED, OR OTHERWISE DISPOSED OF EXCEPT IN ACCORDANCE WITH AN AGREEMENT AMONG SHAREHOLDERS AND THE BYLAWS, COPIES OF WHICH MAY BE OBTAINED FROM THE COMPANY.

The Shareholder agrees that the following legends will be imprinted on all certificates representing Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND MAY BE TRANSFERRED ONLY IF THE COMPANY IS SATISFIED THAT NO VIOLATION OF SUCH ACT IS INVOLVED."

13. **Reporting.** During the term of this Agreement, Company must deliver to Shareholders, not less than annually, a true and accurate written report giving the particulars of the business conducted by Company during the preceding calendar year. This report will include at least:

(a) a general summary of business conducted;
(b) financial statements through the last full quarter-annual period; and
(c) forward looking plans and projections for the following year.

14. **Termination.** This Agreement shall remain in effect until the Company effects a public offering of its securities. In that event, clauses 7, 8 and 9 will lapse, with the rest of the agreement remaining in effect.

15. **Miscellaneous Provisions.**

(a) **Entire Agreement.** This Agreement embodies the entire agreement and understanding of the parties to this Agreement with respect to its subject matter and supersedes all prior agreements and understandings, whether written or oral, relating to such subject matter. This Agreement may not be changed orally but may only be changed, modified, or terminated by a subsequent agreement in writing signed by all Shareholders of the Company, as then constituted.

(b) **Notices.** Any notice under this Agreement shall be deemed sufficiently given by one party to another if in writing and if and when delivered or tendered either in person or by the deposit of it in the United States mail, in a sealed envelope, registered or certified, with postage prepaid, addressed to the person to whom such notice is being given at such person's address appearing on the records of the Company or such other address as may have been given by such person to the Company for the purposes of notice in accordance with this subsection. A notice not given as above shall, if it is in writing, be deemed given if and when actually received by the party to whom it is required or permitted to be given.

(c) **Attorney Representation.** The Shareholders and the Company acknowledge that each of the Shareholders and the Company have been advised to seek independent representation by counsel of their own choice and are not relying upon counsel for any other party to this Agreement to represent them in connection with any matter relating to this Agreement or otherwise.

(d) **Governing Law.** This Agreement shall be governed by and construed in accordance with the laws of the State of New Jersey.

(e) **Successors.** Anything in this Agreement to the contrary notwithstanding, any transferee, successor, or assignee, whether voluntary, by operation of law, or otherwise, of the shares of the Company shall be subject to and bound by the terms and conditions of this Agreement as fully as though such person were a signatory.

(f) **Further Assurances.** The Shareholder agrees that during the term of this Agreement the Shareholder will take such reasonable actions and execute such certificates, acknowledgments or other documents as may be necessary to effect the purposes of this Agreement.

(g) **Severability.** Any provision of this Agreement prohibited or deemed unlawful or unenforceable under any applicable law of any jurisdiction shall, as to such jurisdiction, be ineffective without affecting any other provision of this Agreement. However, to the fullest extent that the provisions of such applicable law may be waived, they are hereby waived to the end that this Agreement be deemed to be a valid and binding agreement enforceable in accordance with its terms.

(h) **Remedies.** The parties to this Agreement shall have available to them all remedies for breach provided by law or equity. Without limiting the generality of the foregoing, the parties agree that in addition to all other rights and remedies available at law or in equity, the parties shall be entitled to obtain specific performance of the obligations of each party to this Agreement and immediate injunctive relief and that in the event any action or proceeding is brought in equity to enforce the same, no Shareholder will urge, as a defense, that there is an adequate remedy at law.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above written.

Lawrenceville Plasma Physics, Inc.

By:_____*Founder Signature*_____

Eric J. Lerner, President

Shareholder:

Signature: _____*Investor Signature*_____

Printed Name: _____[INVESTOR NAME]_____

Dated: _____[EFFECTIVE DATE]_____